Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 18, 2019

Relating to Preliminary Prospectus Supplement dated September 17, 2019

Registration Statement No. 333-220151

PTC THERAPEUTICS, INC.

2,475,248 Shares of Common Stock

The following information relates only to the common stock of the Issuer described below and should be read together with the preliminary prospectus supplement dated September 17, 2019 and the accompanying prospectus dated August 24, 2017, including the documents incorporated by reference therein. The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer:	PTC Therapeutics, Inc., a Delaware corporation

Ticker / Exchange:	PTCT / The Nasdaq Global Select Market

Title of Securities:	Common stock, par value $0.001 per share, of the Issuer (“Common Stock”)

Size:	Approximately $100.0 million (or approximately $115.0 million if the underwriter exercises its option to purchase additional shares in full).

Shares Offered and Sold:	2,475,248 shares of Common Stock (or 2,846,535 shares of Common Stock if the underwriter exercises its option to purchase additional shares in full) (the “Shares”).

Last Reported Sale Price of Common Stock on The Nasdaq Global Select Market on September 17, 2019:	$43.32

Price to Public:	$40.40 per share

Pricing Date:	September 18, 2019

Trade Date:	September 18, 2019

Settlement Date:	September 20, 2019

CUSIP:	69366J200

Concurrent Convertible Note Offering:

Concurrently with this offering of common stock, we are offering to persons reasonably believed to be qualified institutional buyers, pursuant to an offering memorandum in a separate private offering exempt from registration under Rule 144A of the Securities Act of 1933, as amended, $250,000,000 aggregate principal amount of our 1.50% Convertible Senior Notes due 2026 (the “2026 notes”), or a total of $287,500,000 aggregate principal amount of notes if the initial purchaser in the concurrent Convertible Note Offering exercises in full its option to purchase additional notes (the “Convertible Note Offering”). The 2026 notes will initially be convertible into 19.0404 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain circumstances), which represents an initial conversion price of approximately $52.52 per share of common stock. Upon conversion of a 2026 note, we will satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. We cannot assure you that the concurrent Convertible Note Offering will be completed or, if completed, on what terms it will be completed. The offering of Shares hereby is not contingent upon the consummation of the concurrent Convertible Note Offering, and the concurrent Convertible Note Offering is not contingent upon the consummation of the offering of Shares hereby.

Sole Bookrunning Manager:	Credit Suisse Securities (USA) LLC

The Issuer has filed a registration statement (including a prospectus dated August 24, 2017 and a preliminary prospectus supplement dated September 17, 2019) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Copies of the prospectus and the preliminary prospectus supplement may be obtained by contacting: Credit Suisse Securities (USA) LLC at Credit Suisse Prospectus Department, Eleven Madison Avenue, New York, New York 10010, 1-800-221-1037, e-mail: newyork.prospectus@credit-suisse.com.

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